ERr. nUM. 081./08851 DUPLICADD

SECRETARIA DE ECOIIOMIA
COORDIIACIOI OEIERAL DE MInERIA
DIREGGIOn GEnERAL DE IIIIIIAS

TITULO
DE
COnCESIOn MInERA DE EHPLORACIOn
n U MER 0 223831

HOMBRE DEl LOTE

LA PREDIIECTA 2

IIGEnelA

OAKACA.OAKACA

UIGEHCIA DEL TITULO

DELD DE FEBRERD DEL 2005 AL 22 DE FEBRERO DEL 2011

Con fundamento en 10 dispuesto por los articulos 19,fraccion XI, de la Ley Minera y 54, parrato final, de su Reglamento, se expide el presente duplicado del Titulo de conceslon minera cuyos datos se precisan a continuaci6n:

DATOS DE LA COnCESIOIL mInERA

CLASE DE COILGESIon:	EKPlORAClon
IUMERO DE TITULO:	223831
TITULOS AnTERIORfS :	
TITULAR O TITULARES:	ISMAEl MARTInEZ CAIISECO (100 l
IIOM81E DEL LOTE:	LA PREDILECTA 2
SUPERfICIE:	2811.2182 Has.
mOlLlelPIO Y ESTADD:	SAn JUAB LACHIGAILA. OAIACA

LOCAUZACIOII DEL LOTE MIliERO

FUlfIII **DE PAenell**

La rnojon8ra o selial reg!amentaria S8 localiza en :

EL LUGAR CONOCIDO COMO CHEXIA. MISMO PP DEL LOTE LA PREDILECTA T-213459.

Distancia | | Rumba Nom9!§...Q..Qobladas a accidentes looograficos
--- | --- | --- | ---
A | 2500 Mts. Al | S | DEL PUEBLO SANTIAGO LIBERT AD
A | 3000 Mts. Al | E | DEI POBIADO SANTA MARIA DEL RINCON
A | 3000 Mts. Al | NW | DEL POBLADO SITIO EL PALMAR

COORDENADAS UTHL: 1,826.881.225 mN 764,643.156 mE

Rbo Gra Min Seg Mts.

LIGAS TOPOGRAFICAS A LOTES MINEROS COUNDANTES:

Nambre del late a Vertice :					No. de TitulolExaedienteiVertice Rbo Gr' ! Min.§g£			
LA CRUS	W	O·	0·	0"	T·222081	SE 8°	52' 57.7"	2,549.380

PEalf11EIli0

Linea Auxiliar : Rbo Gra Min Seg Mis. Rbo Gra Min Seg

DEL PP AL PUNTO 01 2.000.000

LADOS. RUMBOS Y DISTANCIAS HORIZONTAIES:

LADOS	Rbo	Gra	Min	.§g£	Mts.	LADO~	Rbo	Gra	Min	~	Mis.	LADOS	Rbo	Gra	Min	.§g£	Mts
01 - 02	N	0-	0'	0"	1,500.000												
02 -03	E	0°	0·	0"	6,000.000												
03- 04	S	0°	0'	0"	5,000.000												
04·05	W	0°	0·	0"	2,275.296												
05 - 06	N	0"	0·	0"	402.158												
06 - 07	E	0°	0'	0"	427.706												
07 - 08	N	0°	0·	0"	600.000												
08·09	W	0°	0·	. 0"	427.706												
09 -10	N	0"	0·	0"	483.439												
10 -11	W	O·	0·	0"	2,000.000												
11 ·12	S	0°	0·	0"	1,485.597												
12 -13	W	0°	0·	0"	1,724.704												
13 - 01	N	O·	0·	0"	3,500.000												

DE:I PEPIMETRO PE~R;TO OE8E EXCIUIRSE LA ZUPERFICIE Mt.PARJ.QA POR El Lorli Mtf:f;.f-!O!.A Pr:E0il..E.CTA T<n:345~. PvR un iOTAl DE 60 t1A~. L03 CUE RESUl.. TEN CON ~#€JCRE:.; OERECHOS C:UE CS USIQUEN EH CL INTEKIOR DE SU PERIMETRO.

LOS DATOS DE LAS COLINDANCIAS DEL LOTE QUE AMPARA E

El titulo original fue expedido en la Ciudad de Mexico, Distrito Federal, a 105 22 dias del mes de febrero del dos mil cinco, por el C. Director General de Minas, Lie. Federico Francisco Carlos Kunz Bolanos, de la Seeretaria de Economia.- Rubrica.

Dado en la Ciudad de Mexico, Distrito Federal: a los 7 dias del mes de abril de dos mil ocho.

El Director General de Minas.

Lie. C~\~jOS Eduardo d~~~~edezma

En la Ciudad de Mexico, Distrito Federal, a los 7 dias del mes de abri! de dos mil ocho, se expide el presente DUPLICADO, copia del titulo original: atendiendo a 105 datos que obran bajo acta numero 331 del volumen 347 del Libro de Concesiones Mineras, de este Registro Publico de Mineria, 10 que se hace constar a solicitud de su actual titular, CONTINUUM RESOURCES MEXICO, S.A. DE C.V., segun consta bajo acta numero 293 del volumen 22 del Libro de Aetos, Contratos y Convenios Mineros de! mismo Registro. La vigencla de! titulo inicia el 23 de febrero del 2004 y termina el 22 de febrero del 2054.

Con f~ndamento e~ el articul~ 4?, del Reglamen~o Int§~r. de la S~cre~ari~ de Economla, en ausenoa de la Sub~re~tora del Rem~tf() Publico de MInena, nrrna el Jefe del Departamento <t.e·p,ictaminaci6n de dicho Registro.

Lic. Jaime C~es Gonzalez

Schedule B

Sketch map showing the locations of the mineral claims listed **in** Schedule A



Village of
San Antonio
Xagula
LA
PREDILECTA
Cerro
Guevesechi
Sitio del
Palmar
San Esteban
Amatlan
LA
CASCADA
SCALE